MySkin, Inc.
410 32nd St.
Ste. 203
Newport Beach, CA 92663

April 11, 2011

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MySkin, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 28, 2009
File No. 333-152340

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, MySkin, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Amendment No. 4 to Registration Statement on Form S-1, together with all exhibits thereto (the “Registration Statement”).    No securities were sold pursuant to the Registration Statement.

Please do not hesitate to contact the undersigned at (949) 209-8953 with any questions you may have regarding the Registration Statement.

Thank you for your assistance in this matter.

Sincerely, MySkin, Inc.

By:	/s/ Marichelle Stoppenhagen
Marichelle Stoppenhagen Chief Executive Officer